Exhibit 99.3

KPMG LLP

Bay Adelaide Centre
Suite 4600

333 Bay Street
Toronto ON M5H 2S5
Tel 416-777-8500

Fax 416-777-8818

www.kpmg.ca

Ontario Securities Commission

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities Nunavut
Office of the Yukon Superintendent of Securities

August 1, 2023

Dear Sir/Madam

Re: Notice of Change of Auditors of Sigma Lithium Corporation

We have read the Notice of Sigma Lithium Corporation dated July 21, 2023 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provide s services to KPMG LLP.